SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

STRAYER EDUCATION, INC.

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

863236105

(CUSIP Number of Class of Securities (Underlying Common Stock))

Steven A. McArthur, Esq.
Senior Vice President and General Counsel
Strayer Education, Inc.
1100 Wilson Blvd., Suite 2500
Arlington, VA 22209
(703) 247-2500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:
William L. Neff, Esq.
John B. Beckman, Esq.
Hogan & Hartson L.L.P.
555 Thirteenth Street, N.W.
Washington, D.C. 20004
(202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**

$3,700,000	$396

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 115,000 shares of common stock of Strayer Education, Inc. that have an aggregate value of approximately $3.7 million as of May 3, 2006 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 5, effective November 27, 2005, equals $107.00 per million dollars of the value of the transaction.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under ‘‘Summary Term Sheet’’ in the Offer to Exchange, dated May 12, 2006 (the ‘‘Offer to Exchange’’), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address.    The name of the issuer is Strayer Education, Inc., a Maryland corporation (‘‘Strayer’’ or the ‘‘Company’’). Strayer’s principal executive office is located at 1100 Wilson Blvd, Suite 2500, Arlington, Virginia 22209, and its telephone number is (703) 247-2500. The information in the Offer to Exchange under Part III, Section 10 (‘‘Information Concerning Strayer’’) is incorporated herein by reference.

(b) Securities.    This Tender Offer Statement on Schedule TO relates to an offer (the ‘‘Offer’’) by Strayer to eligible option holders to exchange certain outstanding eligible options to purchase shares of Strayer common stock, par value $0.01 per share (‘‘Common Stock’’), that were originally granted under Strayer’s 1996 Stock Option Plan, as amended (the ‘‘Plan’’), for shares of restricted stock (the ‘‘Restricted Stock’’) that will be granted under Strayer’s Plan upon the terms and subject to the conditions set forth in the Offer to Exchange. As of May 12, 2006, options to purchase approximately 115,000 shares of Strayer Common Stock were eligible for exchange in the Offer. The information set forth in the Offer to Exchange under ‘‘Summary Term Sheet’’ and in Part III, Section 1 (‘‘Eligibility’’), Section 2 (‘‘Number of Shares of Restricted Stock; Expiration Date’’), Section 6 (‘‘Acceptance of Options for Exchange and Issuance of Shares of Restricted Stock’’) and Section 9 (‘‘Source and Amount of Consideration; Terms of Restricted Stock’’) is incorporated herein by reference.

(c) Trading and Market Price.    The information set forth in the Offer to Exchange under Part III, Section 8 (‘‘Price Range of Our Common Stock’’) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address.    The filing person is the subject company, Strayer. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange under Part III, Section 11 (‘‘Interests of Directors and Officers; Transactions and Arrangements Concerning the Options’’) is incorporated by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms.    The information set forth in the Offer to Exchange under ‘‘Summary Term Sheet’’ and in Part III, Section 1 (‘‘Eligibility’’), Section 2 (‘‘Number of Shares of Restricted Stock; Expiration Date’’), Section 4 (‘‘Procedures for Tendering Options’’), Section 5 (‘‘Withdrawal Rights and Change of Election’’), Section 6 (‘‘Acceptance of Options for Exchange and Issuance of Restricted Stock’’), Section 7 (‘‘Conditions of the Offer’’), Section 9 (‘‘Source and Amount of Consideration; Terms of Restricted Stock’’), Section 12 (‘‘Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer’’), Section 13 (‘‘Legal Matters; Regulatory Approvals’’), Section 14 (‘‘Material Federal Income Tax Consequences’’) and Section 15 (‘‘Extension of Offer; Termination; Amendment’’), is incorporated herein by reference.

(b) Purchases.    Members of Strayer's Board of Directors and its Named Executive Officers are not eligible to participate in the Offer. The information in the Offer to Exchange under Part III, Section 11 (‘‘Interests of Directors and Officers; Transactions and Arrangements Concerning the Options’’) is incorporated herein by reference.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company's Securities.    The information set forth in the Offer to Exchange under Part III, Section 11 (‘‘Interests of Directors and Officers; Transactions and Arrangements Concerning the Options’’) is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes.    The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Part III, Section 3 (‘‘Purpose of the Offer’’) is incorporated herein by reference.

(b) Use of Securities Acquired.    The information set forth in the Offer to Exchange under Part III, Section 6 (‘‘Acceptance of Options for Exchange and Issuance of Restricted Stock’’) and Section 12 (‘‘Status of Options Accepted By Us in the Offer; Accounting Consequences of the Offer’’) is incorporated herein by reference.

(c) Plans.    The information set forth in the Offer to Exchange under Part III, Section 10 (‘‘Information Concerning Strayer’’) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds.    The information set forth in the Offer to Exchange under Part III, Section 9 (‘‘Source and Amount of Consideration; Terms of Restricted Stock’’) and Section 16 (‘‘Fees and Expenses’’) is incorporated herein by reference.

(b) Conditions.    The information set forth in the Offer to Exchange under Part III, Section 7 (‘‘Conditions of the Offer’’) is incorporated herein by reference.

(d) Borrowed Funds.    Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership.    The information set forth in the Offer to Exchange under Part III, Section 11 (‘‘Interests of Directors and Officers; Transactions and Arrangements Concerning the Options’’) is incorporated herein by reference.

(b) Securities Transactions.    None.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations.    Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information.    The information set forth in the Offer to Exchange under Part III, Section 10 (‘‘Information Concerning Strayer’’) and Section 18 (‘‘Additional Information’’), in Item 8 of Strayer’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 15, 2006, and in Item 1 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 8, 2006, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and such Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission's web site at www.sec.gov.

(b) Pro Forma Information.    Not applicable.

(c) Summary Information.    The information set forth in the Offer to Exchange under Part III, Section 10 (‘‘Information Concerning Strayer’’) is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Exchange under Part III, Section 11 (‘‘Interests of Directors and Officers; Transactions and Arrangements Concerning the Options’’) and Section 13 (‘‘Legal Matters; Regulatory Approvals’’) is incorporated herein by reference.

(b) Other Material Information.    Not applicable.

ITEM 12.	EXHIBITS

(a)(l)(A)	Offer to Exchange, dated May 12, 2006.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Withdrawal.
(a)(1)(D)	Form of Individual Statement of Options.
(a)(1)(E)	Form of Restricted Stock Agreement.
(a)(1)(F)	Strayer’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 15, 2006 and incorporated herein by reference.
(a)(1)(G)	Strayer’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 8, 2006 and incorporated herein by reference.
(b)	Not applicable.
(d)(1)	Strayer’s 1996 Stock Option Plan, as amended (incorporated by reference to Exhibit D of the Strayer’s Proxy Statement filed with the Commission on April 3, 2006).
(d)(2)	Form of Restricted Stock Agreement (filed as Exhibit (a)(1)(E) to this Schedule TO).
(g)	Not applicable.
(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STRAYER EDUCATION, INC.

By	/s/ Steven A. McArthur, Esq.
Steven A. McArthur, Esq.

Senior Vice President and General Counsel

Dated: May 12, 2006

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(l)(A)	Offer to Exchange, dated May 12, 2006.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Withdrawal.
(a)(1)(D)	Form of Individual Statement of Options.
(a)(1)(E)	Form of Restricted Stock Agreement.
(a)(1)(F)	Strayer’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 15, 2006 and incorporated herein by reference.
(a)(1)(G)	Strayer’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 8, 2006 and incorporated herein by reference.
(b)	Not applicable.
(d)(1)	Strayer’s 1996 Stock Option Plan, as amended (incorporated by reference to Exhibit D of the Strayer’s Proxy Statement filed with the Commission on April 3, 2006).
(d)(2)	Form of Restricted Stock Agreement (filed as Exhibit (a)(1)(E) to this Schedule TO).
(g)	Not applicable.
(h)	Not applicable.